  As filed with the Securities and Exchange Commission on December 11, 2001.
                                                  Registration No. 333-66406


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                              AMENDMENT NO. 1 TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------
                          Marriott International, Inc.
             (Exact name of registrant as specified in its charter)

                                --------------
                Delaware                               52-2055918
    (State or other jurisdiction of                 (I.R.S. Employer
     incorporation or organization)               Identification No.)

                              10400 Fernwood Road
                            Bethesda, Maryland 20817
                                 (301) 380-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------
                              Ward R. Cooper, Esq.
                          Marriott International, Inc.
                                Dept. 52/923.30
                              10400 Fernwood Road
                            Bethesda, Maryland 20817
                                 (301) 380-7824
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                --------------
                                With a copy to:
                           Stephanie Tsacoumis, Esq.
                          Gibson, Dunn & Crutcher LLP
                          1050 Connecticut Avenue, NW
                             Washington, D.C. 20036
                                 (202) 955-8277

                                --------------
   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------



   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. The + +selling securityholders may not sell these securities until the registration + +statement filed with the Securities and Exchange Commission is effective. +
+This prospectus is not an offer to sell these securities and it is not        +
+soliciting an offer to buy these securities in any jurisdiction where the     +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS

Subject to Completion, dated December 11, 2001


                                  $470,000,000

                          Marriott International, Inc.

                                  -----------

                     Liquid Yield Option(TM) Notes due 2021
                            (Zero Coupon -- Senior)
                                      and
                              Class A Common Stock

                                  -----------

                                 The Offering:

  We issued the LYONs in a private placement at an issue price of $860.95 per LYON (86.095% of the principal amount at maturity). Selling securityholders will use this prospectus to resell their LYONs and the shares of Class A common stock issuable upon conversion or redemption of their LYONs at fixed, varying or negotiated prices as described in the "Plan of Distribution" section beginning on page 34 of this prospectus.

  The LYONs are zero-coupon debt securities. On May 8, 2021, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 0.75% per year calculated from May 8, 2001. The LYONs rank equal in the right of payment to all existing and future unsecured and unsubordinated indebtedness of Marriott.

                          Convertibility of the LYONs:

  Holders may convert their LYONs into 13.5285 shares of Marriott Class A common stock per LYON at any time on or before the maturity date. Upon conversion, we have the right to deliver, in lieu of shares of our common stock, cash in an amount described in this prospectus. The conversion rate may be adjusted for the reasons described in this prospectus, but will not be adjusted for accrued original issue discount. Marriott's common stock currently trades in the New York Stock Exchange under the symbol "MAR." The last reported sale price of the common stock on the New York Stock Exchange on December 10, 2001 was $39.63 per share.


                              Contingent Interest:

  We will pay contingent interest to the holders of LYONs during any six-month period commencing after May 8, 2004 if the average market price of a LYON for a measurement period preceding the six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for the LYON. The contingent interest payable per LYON in respect of any quarterly period will equal the greater of (1) regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares issuable upon conversion of a LYON at the then applicable conversion rate or
(2) $0.06 multiplied by that number of shares. For United States federal income tax purposes, the LYONs will constitute contingent payment debt instruments. You should read the discussion of selected United States federal income tax consequences relevant to the LYONs beginning on page 28.

         Purchase of the LYONs by Marriott at the Option of the Holder:

  Holders may require Marriott to purchase all or a portion of their LYONs on May 8, 2002 at a price of $867.42 per LYON, on May 8, 2004, at a price of $880.50 per LYON, on May 8, 2011 at a price of $927.87 per LYON and on May 8, 2016 at a price of $963.26 per LYON. Marriott may choose to pay the purchase price in cash, common stock or a combination of cash and common stock. In addition, upon a change in control of Marriott occurring on or before May 8, 2004, holders may require Marriott to repurchase all or a portion of their LYONs.

               Redemption of the LYONs at the Option of Marriott:

  Marriott may redeem all or a portion of the LYONs at any time on or after May 8, 2004 at the prices set forth in "Description of LYONs--Redemption of LYONs at the Option of Marriott."

  The LYONs issued in the initial private placement are eligible for trading in the PORTAL system. LYONs sold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. We do not intend to list the LYONs on any other national securities exchange or automated quotation system.

                                  -----------

  Investing in the LYONs involves risks that are described in the "Risk Factors" section beginning on page 9 of this prospectus.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representations to the contrary are a criminal offense.

                                  -----------

               The date of this prospectus is             , 2001.


(TM) Trademark of Merrill Lynch & Co., Inc.

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus or any document incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

                               TABLE OF CONTENTS

                               ----------------

                                                                            Page
                                                                            ----
About this Prospectus......................................................   1

Where You Can Find More Information........................................   2

Forward-Looking Statements.................................................   3

Summary....................................................................   4

Risk Factors...............................................................   9

Use of Proceeds............................................................  12

Ratio of Earnings to Fixed Charges.........................................  12

Description of LYONs.......................................................  12

Description of Our Common and Preferred Stock..............................  27

Certain United States Federal Income Tax Considerations....................  28

Selling Securityholders....................................................  33

Plan of Distribution.......................................................  34

Legal Matters..............................................................  35

Independent Public Accountants.............................................  36

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration or continuous offering process. Under this shelf prospectus, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling securityholders may offer. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus, and, in some cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

   The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC website or at the SEC offices mentioned under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   Marriott files annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You may read and obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. Please call 1-800 SEC-0330 for further information on the operations of the public reference facilities and copying charges.

   The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Marriott, who file electronically with the SEC. The address of that site is www.sec.gov.

   You can also inspect reports, proxy statements and other information about Marriott at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   We "incorporate by reference" information into this prospectus, which means that we disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about Marriott and its finances.

   The following documents filed by us with the SEC (File No.1-13881) are incorporated in this prospectus by reference and made a part of this prospectus:

  . Annual Report on Form 10-K (as amended on Form 10-K/A) for the year ended December 29, 2000;

  . Quarterly Reports on Form 10-Q for the quarters ended March 23, 2001 (as amended on Form 10-Q/A), June 15, 2001 (as amended on Form 10-Q/A) and September 7, 2001 (as amended on Form 10-Q/A); and


  . The description of Marriott's common stock and preferred stock purchase rights contained in our registration statement on Form 10 dated February 13, 1998.

   All documents filed by Marriott with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus and prior to the termination of this offering shall also be deemed to be incorporated by reference.

   You may request a copy of these filings at no cost, by writing or calling Marriott at the following address or telephone number: Corporate Secretary, Marriott International, Inc., Marriott Drive, Department 52/862, Washington, D.C. 20058, (301) 380-3000. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in that information.

                           FORWARD-LOOKING STATEMENTS

   We have made forward-looking statements in this prospectus that are based on the beliefs and assumptions of our management and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statements. In addition, except as required by applicable federal securities laws, we do not have any intention or obligation to update forward-looking statements.

   You should understand that the following important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in forward-looking statements:

  .  competition within each of our business segments;

  .  business strategies and their intended results;

  . the balance between supply of and demand for hotel rooms, timeshare units; senior living accommodations and corporate apartments;

  . our continued ability to obtain new operating contracts and franchise agreements;

  . our ability to develop and maintain positive relations with current and potential hotel and senior living community owners;

  . the effect of international, national and regional economic conditions, including the duration and severity of the current economic downturn in the United States and the aftermath of the September 11, 2001 terrorist attacks on New York and Washington;

  . the availability of capital to allow us and potential hotel owners to fund investments;


  . the effect that internet hotel reservation channels may have on the rates that we are able to charge for hotel rooms; and

  .  other risks described from time to time in our filings with the SEC.

                                    SUMMARY

   The following summary of material information appearing elsewhere in this prospectus is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms "Marriott," "we," "our" and "us" refer to Marriott International, Inc. and its consolidated subsidiaries, unless otherwise specified. Unless the context requires otherwise, all references to "common stock" are to Marriott's Class A common stock, par value $0.01 per share, and the associated rights issued under the Amended and Restated Rights Agreement, dated as of August 9, 1999.

                          Marriott International, Inc.

   We are one of the world's leading hospitality companies. We are a worldwide operator and franchisor of hotels and related lodging facilities, an operator of senior living communities, and a provider of distribution services. Our operations are grouped into six business segments: Full Service Lodging, Select Service Lodging, Extended Stay Lodging and Timeshare, Senior Living Services and Distribution Services, which represented 52, 9, 6, 10, 7 percent and 16 percent, respectively, of our total sales in the thirty-six weeks ended September 7, 2001. Our principal executive offices are located at 10400 Fernwood Road, Bethesda, Maryland 20817, and our telephone number is (301) 380-3000.


   In our Lodging business, we operate, develop and franchise hotels under 14 separate brand names and we operate, develop and market Marriott timeshare properties under 3 separate brand names. Our Lodging business includes the Full Service, Select Service, Extended Stay, and Timeshare segments.

   In our Senior Living Services segment, we develop and presently operate 152 senior living communities offering independent living, assisted living and skilled nursing care for seniors in the United States.


   In our Distribution Services segment, we supply food and related products to external customers and to internal operations throughout the United States.

   Financial information by industry segment and geographic area for the thirty-six weeks ended September 7, 2001 and September 8, 2000 and as of and for each of the three fiscal years ended December 29, 2000, appears in the Business Segments note to our Consolidated Financial Statements, which are contained in our most recent Annual Report on Form 10-K, (as amended on Form 10-K/A) and Quarterly Reports on Form 10-Q (as amended on Form 10-Q/A) and are incorporated by reference into this prospectus.


  We became a public company in March 1998, when we were "spun off" as a separate entity by the company formerly named "Marriott International, Inc." Our company--the "new" Marriott International--was formed to conduct the lodging, senior living and distribution services businesses formerly conducted by the "old" Marriott International. "Old" Marriott International, now called Sodexho, Inc., is a provider of food service and facilities management in North America.

                                  The Offering

LYONs.......................  Selling securityholders may sell up to
                              $470,000,000 aggregate principal amount at maturity of LYONs due 2021. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable. Each LYON was issued at a price of $860.95 per LYON and a principal amount at maturity of $1,000.

Maturity of LYONs...........  May 8, 2021

Yield to Maturity of          0.75% per year, computed on a semiannual bond
LYONs.......................  equivalent basis, calculated from May 8, 2001, excluding any contingent interest.

Conversion Rights...........  Holders may convert the LYONs at any time on or before the maturity date, unless the LYONs have been previously redeemed or purchased. For each LYON converted, we will deliver 13.5285 shares of our common stock. Also, in lieu of delivering shares of common stock upon conversion of any LYONs, we may elect to pay holders cash for their LYONs in an amount based on the average Sale Price of the common stock for the five consecutive trading days immediately following either:

                              . the date of our notice of election to deliver
                                cash, which we must give within two business days of receiving a conversion notice, unless we have earlier given notice of redemption; or

                              . the conversion date, if we have previously
                                given notice of redemption which specified that we intended to deliver cash upon conversion.

                              The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount; accrued original issue discount will be deemed paid by the shares of common stock received by the holder of LYONs on conversion.

Ranking.....................  The LYONs are unsecured and unsubordinated obligations and rank equal in right of payment to all our existing and future unsecured and unsubordinated indebtedness. However, the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries. As of September 7, 2001, on a consolidated basis, we had approximately $2,358 million of total indebtedness outstanding. As of September 7, 2001, our subsidiaries had approximately $240 million of outstanding indebtedness to third parties.


Original Issue Discount.....  We issued our LYONs at a price significantly below the principal amount at maturity of the LYONs. This original issue discount accrues daily at a rate of 0.75% per year from May 8, 2001, calculated on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months. The accrual of imputed interest income, also referred to as tax original issue discount, as calculated for United States federal income tax purposes, will exceed the accrued original issue discount.

Contingent Interest.........  We will pay contingent interest to the holders of
                              LYONs during any six-month period from May 9 to November 8 and from November 9 to May 8, commencing May 9, 2004, if the average market price of a LYON for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period. However, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within that six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the second trading day immediately preceding the record date.

                              The amount of contingent interest payable per LYON in respect of any quarterly period will equal the greater of (1) regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON or (2) $0.06 multiplied by that number of shares.

                              Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, to holders of LYONs as of the fifteenth day preceding the last day of the relevant six-month period. These payments will be paid on the payment date of the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of the relevant six-month period. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

Tax Original Issue            The LYONs are debt instruments subject to the
Discount....................  contingent payment debt regulations. You should be aware that, even if we do not pay any cash interest (including any contingent interest) on the LYONs, you will be required to include interest in your gross income for United States federal income tax purposes. This imputed interest, also referred to as tax original issue discount, accrues at a rate equal to 8.26% per year, computed on a semiannual bond equivalent basis, which represents the yield on our noncontingent, nonconvertible, fixed-rate debt with terms otherwise similar to the LYONs. The rate at which the tax original issue discount accrues for United States federal income tax purposes exceeds the stated yield of 0.75% for the accrued original issue discount.

                              You will also recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and after that, capital loss. See "Certain United States Federal Income Tax Considerations."

Sinking Fund................  None.

Redemption of LYONs at the
 Option of Marriott.........
                              We may redeem all or a portion of the LYONs for cash at any time on or after May 8, 2004, at the redemption prices set forth in this prospectus. See "Description of LYONs--Redemption of LYONs at the Option of Marriott."

Purchase of LYONs by
 Marriott at the Option of
 the Holders................  You may require us to purchase all or a portion of your LYONs on the following dates at the following prices:

                                . on May 8, 2002 at a price of $867.42 per LYON;

                                . on May 8, 2004 at a price of $880.50 per LYON;

                                . on May 8, 2011 at a price of $927.87 per LYON;

                                . on May 8, 2016 at a price of $963.26 per LYON.

                              We may choose to pay the purchase price in cash, shares of common stock or a combination of cash and shares of common stock. See "Description of LYONs--Purchase of LYONs by Marriott at the Option of the Holder."

Change in Control...........  Upon a change in control of Marriott occurring on or before May 8, 2004, you may require us to purchase all or a portion of your LYONs in cash at a price equal to the issue price of such LYONs plus accrued original issue discount to the date of purchase. Although not anticipated, we may not have sufficient cash to redeem the LYONs upon a change of control. See "Description of LYONs-- Change in Control Permits Purchase of LYONs by Marriott at the Option of the Holder."

Optional Conversion to
 Semiannual Coupon Notes
 Upon Tax Event.............
                              From and after the occurrence of a Tax Event, at the option of Marriott, interest instead of future original issue discount shall accrue on each LYON from the option exercise date at 0.75% per year on the restated principal amount and shall be payable semiannually on each interest payment date to holders of record at the close of business on each regular record date immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, the option exercise date. If this occurs, the redemption price, purchase price and change in control purchase price shall be adjusted, and no future contingent interest will be paid on the LYONs. However, your conversion rights will not change.

Use of Proceeds.............  We will not receive any of the proceeds from the sale by any selling securityholder of the LYONs or the shares of common stock issuable upon conversion or redemption of the LYONs. See "Use of Proceeds."

DTC Eligibility.............  The LYONs have been issued in book-entry form and are represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any of these securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants and any of these interests may not be exchanged for certificated securities, except in limited circumstances. See "Description of LYONs--Book-Entry System."

Trading.....................  We do not intend to list the LYONs on any national securities exchange or automated quotation system. The LYONs issued in the initial private placement are eligible for trading in the PORTAL system. LYONs sold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. Our common stock is traded in the New York Stock Exchange under the symbol "MAR."

                       Ratio of Earnings to Fixed Charges

   Our ratio of earnings to fixed charges is as follows. See "Ratio of Earnings to Fixed Charges."


                For the 36 Weeks                   Fiscal Year
                     ended             ---------------------------------------------------
                September 7, 2001      2000       1999       1998       1997       1996
                -----------------      ----       ----       ----       ----       ----
                      4.2x             4.4x       5.0x       7.1x       7.2x       5.8x

                                  RISK FACTORS

   Prospective investors should carefully consider the following information as well as the other information contained in or incorporated into this prospectus before purchasing the LYONs.

                       Risk Factors Relating to Marriott

We may have conflicts of interest with Host Marriott Corporation and Crestline Capital Corporation

   We manage or franchise a large number of full service, luxury, limited service and extended stay hotels and senior living communities that are owned, controlled or leased by Host Marriott Corporation and its former subsidiary, Crestline Capital Corporation, we guarantee certain Host Marriott obligations and we also own through an unconsolidated joint venture with an affiliate of Host Marriott, two partnerships which own 120 Courtyard by Marriott hotels. We continue to manage the 120 hotels under long-term agreements. The joint venture is financed with equity contributed in equal shares by us and an affiliate of Host Marriott and approximately $200 million in mezzanine debt provided by us. Our total investment in the joint venture, including mezzanine debt, is approximately $300 million. We may have conflicts of interest with Host Marriott or Crestline because our Chairman and Chief Executive Officer, J.W. Marriott, Jr., and his brother, Richard E. Marriott, who is Chairman of Host Marriott, have significant stockholdings in, and are directors of, both Marriott International and Host Marriott. In addition, J.W. Marriott, Jr. and Richard E. Marriott have significant holdings in Crestline and John W. Marriott III, the son of J.W. Marriott, Jr. and a Marriott employee, is a director of Crestline. Circumstances may occur in which Host Marriott's or Crestline's interests could be in conflict with your interests as a holder of our securities, and Host Marriott or Crestline may pursue transactions that present risks to you as a holder of our securities. We cannot assure you that any such conflicts will be resolved in your favor. Our transactions with Host Marriott and Crestline are described in more detail in the notes to our Consolidated Financial Statements, which we filed with the SEC as part of our Annual Report on Form 10-K for the year ended December 29, 2000. See "Where You Can Find More Information."

The availability and price of capital may affect our ability to grow

   Our ability to sell properties that we develop, and the ability of hotel developers to build or acquire new Marriott branded properties, both of which are important parts of our growth plans, are partially dependent on the availability and price of capital. We are monitoring the status of the capital markets and are evaluating the effect that changes in capital market conditions may have on our ability to execute our announced growth plans.

We depend on arrangements with others to grow

   Our present growth strategy for development of additional facilities entails entering into and maintaining various arrangements with present and future property owners, including Host Marriott Corporation, Crestline Capital Corporation and New World Development Company Limited. We cannot assure you that any of our current strategic arrangements will continue, or that we will be able to enter into future collaborations.

Contract terms for new units may be less favorable

   The terms of the operating contracts, distribution agreements, franchise agreements and leases for each of our lodging facilities and retirement communities are influenced by contract terms offered by our competitors at the time these agreements are entered into. We compete for hotel management, franchise and acquisition opportunities with other managers, franchisors and owners of hotel properties, some of which may have greater financial resources than we do. These competitors may be able to accept more risk than we can prudently manage. Competition may generally reduce the number of suitable management, franchise and investment opportunities offered to us, and increase the bargaining power of property owners seeking to engage a manager, become a franchisee or sell a hotel property. Accordingly, we cannot assure you that contracts entered into or renewed in the future will be on terms that are as favorable to us as those under our existing agreements.

We may fail to compete effectively and lose business

   The profitability of hotels, vacation timeshare resorts, senior living communities, corporate apartments, and distribution centers we operate is subject to general economic conditions, competition, the desirability of particular locations, the relationship between supply of and demand for hotel rooms, vacation timeshare resorts, senior living facilities, corporate apartments, distribution services, and other factors. We generally operate in markets that contain numerous competitors and our continued success will depend, in large part, upon our ability to compete in such areas as access, location, quality of accommodations, amenities, specialized services, cost containment and, to a lesser extent, the quality and scope of food and beverage services and facilities. Our operational and growth prospects are also dependent on the strength and desirability of our lodging brands, the ability of our franchisees to generate revenues and profits at properties they franchise from us and our ability to maintain positive relations with our employees.

Changes in supply and demand, and other conditions, in our industries may adversely affect our revenues and profits.

   Our revenues and profitability may be adversely affected by (1) supply additions, (2) international, national and regional economic conditions, (3) changes in travel patterns, (4) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, and (5) the availability of capital to allow us and potential hotel and retirement community owners to fund investments. In particular, over-building in one or more sectors of the hotel industry and/or in one or more geographic regions could lead to excess supply compared to demand and a decrease in hotel occupancy and/or room rates. Our timeshare and senior living service businesses are also subject to the same or similar uncertainties and, accordingly, we cannot assure you that the present level of demand for timeshare intervals and senior living communities will continue, or that there will not be an increase in the supply of competitive units, which could reduce the prices at which we are able to sell or rent units.

   In addition, weaker hotel and senior living community performance could give rise to losses under loans, guarantees and minority equity investments that we have made in connection with hotels and senior living communities that we manage.

The aftermath of the September 11, 2001 attacks may adversely impact our financial results and growth


     Both the Company and the lodging industry have been adversely affected in the aftermath of the terrorist attacks on New York and Washington. Domestic and international business and leisure travel, which already had been adversely affected by the recent economic downturn in the United States and internationally, have decreased further and are likely to remain depressed over the near term as potential travelers reduce or avoid discretionary air and other travel in light of the increased safety concerns and anticipated travel delays. The attacks also have decreased consumer confidence, and a resulting further decline in the U.S. and global economies could further reduce travel. At present, it is not possible to predict either the severity or duration of such declines, but weaker hotel performance will reduce management and franchise fees and could give rise to findings or losses under loans, guarantees and minority investments that we have made in connection with hotels that we manage, which could, in turn, have a material adverse impact on our financial performance. Timeshare sales could also be impacted negatively, adverse economic conditions also could be expected to result in decreased and delayed development of new hotel properties, leading to decreased growth in management and franchise fees.


Increasing use of internet reservation channels may decrease loyalty to our brands or otherwise adversely affect us

   Some of our hotel rooms are booked through internet travel intermediaries such as Travelocity, Expedia and Priceline. As this percentage increases, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these internet travel intermediaries are attempting to commoditize hotel rooms by increasing the importance of price and general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations system rather than to our lodging brands. If this happens our business and profitability may be significantly harmed.

We are subject to restrictive debt covenants

   Our existing debt agreements contain covenants that limit our ability to, among other things, borrow additional money, pay dividends, sell assets or engage in mergers. If we do not comply with these covenants, or do not repay our debt on time, we would be in default under our debt agreements. Unless any such default is waived by our lenders, the debt could become immediately payable and this could have a material adverse impact on us.

We depend on cash flow of our subsidiaries to make payments on our securities

   We are in part a holding company. Our subsidiaries conduct a significant percentage of our consolidated operations and own a significant percentage of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depends in large part upon the cash flow of our subsidiaries and the payment of funds by the subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries are not obligated to make funds available to us for payment of our debt securities or preferred stock dividends or otherwise. In addition, their ability to make any payments will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions. Our debt securities including the LYONs and any preferred stock we may issue effectively will rank junior to all liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following payment of its liabilities, the subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. The indenture under which the LYONs have been issued does not limit the amount of unsecured debt that our subsidiaries may incur. In addition, we and our subsidiaries may incur secured debt and enter into sale and leaseback transactions, subject to specified limitations. As of September 7, 2001, on a consolidated basis, we had approximately $2,358 million of total indebtedness outstanding. As of September 7, 2001, our subsidiaries had approximately $240 million of outstanding indebtedness to third parties.


Forward-looking statements may prove inaccurate

   We have made forward-looking statements in this prospectus that are subject to risks and uncertainties. You should note that many factors, some of which are discussed elsewhere in this document, could affect future financial results and could cause those results to differ materially from those expressed in our forward-looking statements contained in this prospectus. See "Forward-Looking Statements."

                       Risk Factors Relating to the LYONs

An active trading market for LYONs may not develop which could reduce their value

   The LYONs comprise a new issue of securities for which there is currently no public market. If the LYONs are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors. The price at which you may be able to sell the LYONs, if at all, may be less than the price you pay for them, particularly if an active trading market does not develop.

We may not have the ability to raise the funds necessary to finance the change in control purchase or the purchase at the option of the holder

   On May 8, 2002, 2004, 2011 and 2016 and upon the occurrence of specific kinds of change in control events occurring on or before May 8, 2004, holders of LYONs may require us to purchase their LYONs. Although we believe that we will be able to raise the necessary funds, it is possible that we would not have sufficient funds at that time to make the required purchase of LYONs. In such event, holders would not be able to sell their LYONs to Marriott for cash. In addition, some important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indenture. See "Description of LYONs-- Purchase of LYONs by Marriott at the Option of the Holder" and "--Change in Control Permits Purchase of LYONs by Marriott at the Option of the Holder."

You should consider the United States federal income tax consequences of owning LYONs in the context of your own tax position

   The LYONs are characterized as our indebtedness for United States federal income tax purposes. Accordingly, you will be required to include, in your income, interest with respect to the LYONs. The LYONs constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash attributable to the LYONs. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the LYONs. You will recognize gain or loss on the sale, purchase by us at your option, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, purchase by us at your option, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and after that, capital loss. A summary of the United States federal income tax consequences of ownership of the LYONs is described in this prospectus under the heading "Certain United States Federal Income Tax Considerations."

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the LYONs or shares of common stock by the selling securityholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

   Our ratio of earnings to fixed charges for the periods indicated is as follows:

       For the 36 Weeks                        Fiscal Year
      ended September 7,     ---------------------------------------------------------------------
             2001              2000           1999           1998           1997           1996
       ----------------        ----           ----           ----           ----           ----
             4.2x              4.4x           5.0x           7.1x           7.2x           5.8x


   In calculating the ratio of earnings to fixed charges, earnings represent net income plus taxes on this income, undistributed (income)/loss for less than 50% owned affiliates, fixed charges and distributed income of equity method investees, minus interest capitalized. Fixed charges represent interest (including amounts capitalized), the portion of rental expense deemed representative of interest and a share of interest expense of certain equity method investees.

                              DESCRIPTION OF LYONs

   We issued the LYONs under an indenture, dated as of May 8, 2001, between us and The Bank of New York, as trustee. The following summary is not complete, and is subject to, and qualified by reference to, all of the provisions of the LYONs and the indenture. As used in this description, the words "we," "us," "our" or "Marriott" do not include any current or future subsidiary of Marriott.

General

   The LYONs are limited to $470,000,000 aggregate principal amount at maturity. The LYONs will mature on May 8, 2021. The principal amount at maturity of each LYON is $1,000. The LYONs are payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for this purpose, in the Borough of Manhattan, The City of New York.

   The LYONs were offered at a substantial discount from their principal amount at maturity. We will not make periodic payments of interest on the LYONs, other than contingent interest payments, if any, as described below. Each LYON was issued at an issue price of $860.95 per LYON. However, the LYONs will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months. The issue date of the LYONs, and the commencement date for the accrual of original issue discount, was May 8, 2001.

   The LYONs are debt instruments subject to the contingent payment debt regulations. The LYONs were issued with original issue discount for United States federal income tax purposes. Even if we do not pay any cash interest (including any contingent interest) on the LYONs, holders will be required to include accrued tax original issue discount in their gross income for United States federal income tax purposes. The rate at which the tax original issue discount will accrue will exceed the stated yield of 0.75% for the accrued original issue discount described above. See "Certain United States Federal Income Tax Considerations."

   Maturity, conversion, or purchase by us at the option of a holder or redemption of a LYON will cause original issue discount and interest, if any, to cease to accrue on the LYON. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of the LYON.

   LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, both the conversion agent and registrar will initially be the trustee. No service charge will be made for any registration of transfer or exchange of LYONs. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Book-Entry System

   The LYONs have been issued in the form of global securities held in book-entry form. DTC or its nominee will be the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities hold their interests according to the procedures and practices of DTC. As a result, beneficial interests in any of these securities are shown on, and transfers may be effected only through, records maintained by DTC and its direct and indirect participants and any of these interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not be entitled to any rights provided to the holders of LYONs under the global securities or the indenture. Marriott and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

   LYONs represented by one or more global securities will be exchangeable for certificated securities with the same terms only if:

  . DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and a successor depositary is not appointed by us within 90 days;

  . we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

  . a default under the indenture occurs and is continuing.

   DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Ranking of LYONs

   The LYONs are unsecured and unsubordinated obligations. The LYONs rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. However, we are a holding company and the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries. See "Risk Factors--We depend on cash flow of our subsidiaries to make payments on our securities."

   As of September 7, 2001, on a consolidated basis, we had approximately $2,358 million of total indebtedness outstanding. As of September 7, 2001, our subsidiaries had approximately $240 million of outstanding indebtedness to third parties.

Conversion Rights

   A holder may convert a LYON, in multiples of $1,000 principal amount at maturity, into common stock at any time before the close of business on May 8, 2021. However, a holder may convert a LYON only until the close of business on the second business day immediately preceding the redemption date if we call a LYON for redemption. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the LYON may be converted only if the notice is withdrawn in accordance with the indenture.

   The initial conversion rate is 13.5285 shares of common stock per LYON, subject to adjustment upon the occurrence of the events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the Sale Price, as defined below, on the trading day immediately preceding the conversion date.

   On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount. Our delivery to the holder of the fixed number of shares of common stock into which the LYON is convertible, together with any cash payment for such holder's fractional shares, will be deemed:

  . to satisfy our obligation to pay the principal amount at maturity of the LYON; and

  . to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

   As a result, accrued original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited.

   In lieu of delivery of shares of common stock upon notice of conversion of any LYONs (for all or any portion of the LYONs), we may elect to pay holders surrendering LYONs an amount in cash per note equal to the average Sale Price, as defined below, of the common stock for the five consecutive trading days immediately following (a) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (b) the conversion date, in the case of a conversion following a prior notice of redemption which specified that we intended to deliver cash upon all future conversions, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the LYONs as described under "--Redemption of the LYONs at the Option of Marriott." If we elect to deliver all of this payment in shares of common stock, the shares will be delivered through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay all or a portion of this payment in cash, the payment, including any delivery of common stock, will be made to holders surrendering LYONs no later than the tenth business day following the applicable conversion date. If an event of default, as described under "Events of Default" below (other than a default in a cash payment upon conversion of the LYONs), has occurred and is continuing, we may not pay cash upon conversion of any LYONs (other than cash for fractional shares).

   No contingent interest or, if we exercise our option to have interest instead of accrued original issue discount accrue on a LYON following a Tax Event, interest will be paid on any LYON that is converted, except as described below. If contingent interest or interest is payable to holders of LYONs during any particular six-month period, and the LYONs are converted after the applicable accrual or record date, such LYONs upon surrender must be accompanied by funds equal to the amount of contingent interest or interest payable on the principal amount of LYONs so converted, unless the LYONs have been called for redemption, in which case no such payment shall be required.

   The conversion rate will not be adjusted for accrued original issue discount. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon conversion, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

   To convert a LYON into shares of common stock, a holder must:

  . complete and manually sign the conversion notice on the back of the LYON or complete and manually sign a facsimile of the conversion notice and deliver the conversion notice to the conversion agent;

  . surrender the LYON to the conversion agent;

  . if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

  . if required, pay all transfer or similar taxes.

   The indenture provides that the date on which all of the requirements listed above have been satisfied is the conversion date.

   The conversion rate will be adjusted for:

  . dividends or distributions on our common stock payable in common stock or other capital stock of Marriott;

  . certain subdivisions, combinations or reclassifications of our common stock;

  . distributions to all holders of our common stock of particular rights entitling them to purchase, for a period expiring within 60 days, shares of common stock at less than the quoted price at the time; and

  . distributions to holders of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings but including some extraordinary dividends unless the annualized amount of the extraordinary dividends per share exceeds 10% of the Sale Price on the day preceding the date of declaration of the dividend or other distribution).

   In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for the dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

   In the event we elect to make a distribution described in the third or fourth bullet of the second preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for the distribution, the Company will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution.

   However, no adjustment need be made if holders may participate in the transaction on a basis that our Board of Directors determines to be fair and appropriate or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one share of common stock, distributed to shareholders:

  . equals or exceeds the average quoted price of the common stock, or

  . the average quoted price exceeds the fair market value of the assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, the holder of a LYON will be entitled to receive upon conversion, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that the holder would have received if the holder had converted the LYON immediately prior to the record date for determining the shareholders entitled to receive the distribution.

   The indenture permits us to increase the conversion rate from time to time.

   If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a LYON into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Marriott or another person which the holder would have received if the holder had converted the holder's LYONs immediately prior to the transaction.

   In the event of

  . a taxable distribution to holders of common shares which results in an adjustment of the conversion rate; or

  . an increase in the conversion rate at our discretion, the holders of the LYONs may, in some circumstances, be deemed to have received a distribution subject to federal income tax as a dividend. See "Certain United States Federal Income Tax Considerations--Constructive Dividends."

   If we exercise our option to have interest instead of original issue discount accrue on a LYON following a Tax Event, the holder will be entitled on conversion to receive the same number of shares of common stock the holder would have received if we had not exercised the option. If we exercise this option, LYONs surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date, unless the LYONs have been called for redemption, must be accompanied by payment of an amount equal to the interest that the registered holder is to receive on the LYON. Except where LYONs are surrendered for conversion after a record date as described above, we will not pay interest on converted LYONs on any interest payment date subsequent to the date of conversion. See "--Optional Conversion to Semiannual Coupon Notes Upon Tax Event."

Contingent Interest

   Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of LYONs during any six-month period from May 9 to November 8 and from November 9 to May 8, commencing May 9, 2004, if the average market price of a LYON for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for the LYON to the day immediately preceding the relevant six-month period. See "--Redemption of LYONs at the Option of Marriott" for some of these values. However, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within the six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the second trading day immediately preceding the record date.

   The amount of contingent interest payable per LYON in respect of any quarterly period will equal the greater of (1) regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON or (2) $0.06 multiplied by that number of shares.

   Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, to holders of LYONs as of the fifteenth day preceding the last day of the relevant six-month period. These payments will be paid on the payment date of the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of the relevant six-month period. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

   Regular cash dividends are quarterly or other periodic cash dividends on our common stock as declared by our board of directors as part of its cash dividend payment practices and that are not designated by them as extraordinary or special or other nonrecurring dividends.

   The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on the determination date from three unaffiliated securities dealers we select, provided that if:

  . at least three bids are not obtained by the bid solicitation agent, or

  . in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs,

then the market price of the LYONs will equal (a) the then applicable conversion rate of the LYONs multiplied by (b) the average Sale Price of our common stock on the five trading days ending on the determination date, appropriately adjusted.

   The bid solicitation agent will initially be The Bank of New York. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

   Upon determination that LYON holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of the six-month period, we will issue a press release and publish the information on our web site on the World Wide Web (or successor media).

Redemption of LYONs at the Option of Marriott

   No sinking fund is provided for the LYONs. Prior to May 8, 2004, the LYONs will not be redeemable at our option. Beginning on May 8, 2004, we may redeem the LYONs for cash as a whole at any time, or in part from time to time. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of LYONs.

   The table below shows redemption prices of a LYON on May 8, 2004, at each succeeding May 8 prior to maturity and at maturity on May 8, 2021. These prices reflect the accrued original issue discount calculated to each of these dates. The redemption price of a LYON redeemed between these dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                                       (2)
                                          (1)        Accrued
                                         LYON        Original      Redemption
Redemption Date                       Issue Price Issue Discount Price (1) + (2)
---------------                       ----------- -------------- ---------------
May 8:
2004.................................   $860.95       $19.55         $880.50
2005.................................    860.95        26.17          887.12
2006.................................    860.95        32.84          893.79
2007.................................    860.95        39.55          900.50
2008.................................    860.95        46.32          907.27
2009.................................    860.95        53.14          914.09
2010.................................    860.95        60.00          920.95
2011.................................    860.95        66.92          927.87
2012.................................    860.95        73.90          934.85
2013.................................    860.95        80.92          941.87

                                                       (2)
                                          (1)        Accrued
                                         LYON        Original      Redemption
Redemption Date                       Issue Price Issue Discount Price (1) + (2)
---------------                       ----------- -------------- ---------------
2014.................................    860.95        88.00           948.95
2015.................................    860.95        95.13           956.08
2016.................................    860.95       102.31           963.26
2017.................................    860.95       109.55           970.50
2018.................................    860.95       116.84           977.79
2019.................................    860.95       124.19           985.14
2020.................................    860.95       131.59           992.54
At stated maturity...................   $860.95      $139.05        $1,000.00

   If converted to semiannual coupon LYONs following the occurrence of a Tax Event, the LYONs will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. However, in no event may the LYONs be redeemed prior to May 8, 2004. See "--Optional Conversion to Semiannual Coupon Note Upon Tax Event." If less than all of the outstanding LYONs are to be redeemed, the trustee shall select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion shall be deemed to be the portion selected for redemption.

Purchase of LYONs by Marriott at the Option of the Holder

   On May 8, 2002, 2004, 2011 and 2016, holders may require us to purchase any outstanding LYON for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the purchase date.

   The purchase price of a LYON will be:

  .  $867.42 per LYON on May 8, 2002;

  . $880.50 per LYON on May 8, 2004;

  .  $927.87 per LYON on May 8, 2011; and

  . $963.26 per LYON on May 8, 2016.

   These purchase prices equal the issue price plus accrued original issue discount to the purchase dates. We may, at our option, elect to pay the purchase price in cash, shares of common stock, or any combination of cash and common stock. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination of cash and common stock, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

   If prior to a purchase date the LYONs have been converted to semiannual coupon LYONs following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. See "--Optional Conversion to Semiannual Coupon Notes Upon Tax Event."

   We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

  . whether we will pay the purchase price of LYONs in cash or common stock or any combination of cash and common stock, specifying the percentages of each;

  . if we elect to pay in common stock the method of calculating the Market Price, as defined below, of the common stock; and

  . the procedures that holders must follow to require us to purchase their LYONs.

   The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the purchase date and must state:

  . the certificate numbers of the holder's LYONs to be delivered for purchase;

  . the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

  . that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

  . in the event we elect, in accordance with the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

    (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

    (2) to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to the purchase notice.

   If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances.

   Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

  .  the principal amount at maturity being withdrawn;

  .  the certificate numbers of the LYONs being withdrawn; and

  . the principal amount at maturity, if any, of the LYONs that remains subject to the purchase notice.

   If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the Market Price, defined below, of a share of common stock. We will pay cash based on the Market Price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

   The "Market Price" means the average of the Sale Prices of the common stock for the five trading day period ending on the third business day prior to the applicable purchase date. If the third business day prior to the applicable purchase date is not a trading day, the five trading day period shall end on the last trading day prior to such third business day. We will appropriately adjust the Market Price to take into account the occurrence, during the period commencing on the first of the trading days during the five trading day period and ending on the purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

   The "Sale Price" of the common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated.

   Because the Market Price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date the Market Price is determined to the purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the Market Price is published in a daily newspaper of national circulation.

   Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount at maturity of LYONs in accordance with the foregoing provisions, we will publish the information on our web site on the World Wide Web (or successor media).

   In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

  . the registration of the common stock under the Securities Act and the Exchange Act, if required; and

  . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

   If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs to the holder entirely in cash. See "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

   In connection with any purchase offer, we will comply with and make filings in accordance with applicable securities laws.

   Payment of the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the LYON will be made promptly following the later of the purchase date or the time of delivery of the LYON.

   If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount and contingent interest, if any, on the LYON will cease to accrue, whether or not the LYON is delivered to the paying agent.

   Afterwards, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

   Our ability to purchase LYONs with cash may be limited by the terms of our then existing borrowing agreements.

   No LYONs may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs.

Change in Control Permits Purchase of LYONs by Marriott at the Option of the Holder

   In the event of any change in control, as defined below, occurring on or prior to May 8, 2004, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 principal amount at maturity at a price for each $1,000 principal amount at maturity of the LYONs equal to the issue price of the LYON plus the accrued original issue discount to the date of purchase plus accrued contingent interest, if any. Although not anticipated, we may not have sufficient cash to redeem the LYONs upon a change of control.

   We will be required to purchase the LYONs as of the date that is 35 business days after the occurrence of a change in control or such longer time as may be required for the SEC to review and clear any applicable schedules or filings (a "change in control purchase date").

   If prior to a change in control purchase date the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, we will be required to purchase the LYONs at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the change in control purchase date.

   Within 15 business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the change in control, which notice shall state, among other things:

  .  the events causing a change in control;

  .  the date of the change in control;

  .  the last date on which the purchase right may be exercised;

  .  the change in control purchase price;

  .  the change in control purchase date;

  .  the name and address of the paying agent and the conversion agent;

  .  the conversion rate and any adjustments to the conversion rate;

  . that the LYONs with respect to which a holder has given a change in control purchase notice may be converted only if the holder withdraws that notice in accordance with the terms of the indenture; and

  .  the procedures that holders must follow to exercise these rights.

   To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the change in control purchase date. The required purchase notice upon a change in control shall state:

  .  the certificate numbers of the LYONs to be delivered by the holder;

  . the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

  . that we are to purchase the LYONs pursuant to the applicable provisions of the LYONs.

   Any change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the change in control purchase date. The notice of withdrawal shall state:

  .  the principal amount at maturity being withdrawn;

  .  the certificate numbers of the LYONs being withdrawn; and

  . the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

   Payment of the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for the LYON will be made promptly following the later of the change in control purchase date or the time of delivery of the LYON.

   If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount on the LYON will cease to accrue, whether or not the LYON is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

   Under the indenture, a "change in control" of Marriott is deemed to have occurred when:

  . any person, including its affiliates and associates, other than us, our subsidiaries or our or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that the person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

  . there shall be consummated any share exchange, consolidation or merger of Marriott under which the common stock would be converted into cash, securities or other property, in each case other than a share exchange, consolidation or merger of Marriott in which the holders of the common stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

   The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

   In connection with any purchase offer in the event of a change in control, we will comply with and make filings in accordance with applicable securities laws.

   The change in control purchase feature of the LYONs may in some circumstances make more difficult or discourage a takeover of Marriott. The change in control purchase feature, however, has not been included as the result of our knowledge of any specific effort:

  .  to accumulate shares of common stock;

  . to obtain control of Marriott by means of a merger, tender offer, solicitation or otherwise; or

  . part of a plan by management to adopt a series of anti-takeover provisions.

   Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

   We could, in the future, enter into certain transactions, including some recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

   No LYONs may be purchased by Marriott at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

Optional Conversion to Semiannual Coupon Notes Upon Tax Event

   From and after the date of the occurrence of a Tax Event, we will have the option to elect to have interest in lieu of future original issue discount accrue at 8.26% per year on a principal amount per LYON (the "restated principal amount") equal to the issue price plus original issue discount accrued to the date of the Tax Event or the date on which we exercise the option described herein, whichever is later (the "option exercise date").

   This interest shall accrue from the option exercise date and will be payable semiannually on the interest payment dates of May 8 and November 8 of each year to holders of record at the close of business on April 23 or October 23 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accrued original issue discount, the redemption price, purchase price and change in control purchase price on the LYONs will be adjusted, and no future contingent interest payments will be made. However, there will be no change in the holder's conversion rights.

   A "Tax Event" means that Marriott shall have received an opinion from independent tax counsel experienced in such matters to the effect that as a result of:

  . any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority of or in the United States, or

  . any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, there is more than an insubstantial risk that interest (including original issue discount and contingent interest, if any) payable on the LYONs either:

  .  would not be deductible on a current accrual basis, or

  . would not be deductible under any other method, in either case in whole or in part, by Marriott (by reason of deferral, disallowance or otherwise) for United States federal income tax purposes.

   The Clinton Administration had previously proposed to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the interest. Congress did not enact these proposed changes in the law. The Bush Administration has not made similar proposals.

   If a similar proposal were ever enacted and made applicable to the LYONs in a manner that would limit our ability to either

  . deduct the interest, including original issue discount and contingent interest, if any, payable on the LYONs on a current accrual basis, or

  . deduct the interest, including original issue discount and contingent interest, if any, payable on the LYONs under any other method for United States federal income tax purposes,

the enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at our option as described above.

   The modification of the terms of LYONs by us upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the option exercise date. See "Certain United States Federal Income Tax Considerations."

Merger and Sales of Assets by Marriott

   The indenture provides that Marriott may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items,

  . the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

  . the person assumes all obligations of Marriott under the LYONs and the indenture;

  . Marriott or the successor person shall not immediately after the merger, consolidation or transfer be in default under the indenture.

   Upon the assumption of the obligations of Marriott by such a person in these circumstances, subject to certain exceptions, Marriott will be discharged from all obligations under the LYONs and the indenture. Although these transactions are permitted under the indenture, some of the foregoing transactions occurring on or prior to May 8, 2004 could constitute a change in control of Marriott permitting each holder to require Marriott to purchase the LYONs of the holder as described above.

Events of Default

   The following are events of default for the LYONs:

  . default in payment of the principal amount at maturity (or if the LYONs have been converted to semiannual coupon LYONs following a Tax Event, the restated principal amount), issue price, accrued original issue discount (or if the LYONs have been converted to semiannual coupon LYONs following a Tax Event, accrued and unpaid interest), redemption price, purchase price or change in control purchase price with respect to any LYON when it becomes due and payable;

  . default in payment of any contingent interest or of interest which becomes payable after the LYONs have been converted to semiannual coupon LYONs following the occurrence of a Tax Event, which default, in either case, continues for 30 days;

  . failure by Marriott to comply with any of its other agreements in the LYONs or the indenture upon receipt by Marriott of notice of the default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and Marriott's failure to cure (or obtain a waiver of) the default within 60 days after receipt by Marriott of the notice;

  . (a) the failure of Marriott International, Inc. or any Restricted Subsidiary to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of Marriott for borrowed money or evidenced by bonds, debentures, LYONs or similar instruments ("Indebtedness") in an aggregate principal amount in excess of $100 million and continuance of the failure, or (b) the acceleration of Indebtedness because of a default with respect to the Indebtedness without the Indebtedness having been discharged or the acceleration having been cured, waived, rescinded or annulled in case of (a) above, for a period of 10 days after written notice to Marriott by the trustee or to Marriott and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding. However, if any failure or acceleration referred to in (a) or (b) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

  .  certain events of bankruptcy or insolvency affecting Marriott.

   "Consolidated Net Assets" is the consolidated assets (less reserves and certain other permitted deductible items) after subtracting all current liabilities (other than the current portion of long-term debt and Capitalized Lease Obligations) as these amounts appear on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

   "Restricted Subsidiary" means any Subsidiary:

  .  organized and existing under the laws of the United States, and

  . the principal business of which is carried on within the United States of America, and

  . which either (1) owns or is a lessee under a capital lease of any real estate or depreciable asset which has a net book value in excess of 2% of Consolidated Net Assets, or (2) in which the investment of Marriott and all its Subsidiaries exceeds 5% of Consolidated Net Assets.

   The definition of a Restricted Subsidiary does not include any Subsidiaries principally engaged in our timeshare or senior living services businesses, or the major part of whose business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination of these activities. The definition also does not include any Subsidiary formed or acquired after the date of the Indenture for the purpose of developing new assets or acquiring the business or assets of another person and which does not acquire all or any substantial part of our business or assets or those of any Restricted Subsidiary.

   A "Subsidiary" is a corporation in which we and/or one or more of our other subsidiaries owns at least 50% of the voting stock, which is a kind of stock that ordinarily permits its owners to vote for the election of directors.

   If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of the declaration, and any accrued and unpaid interest (including contingent interest) through the date of the declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the LYONs plus the original issue discount accrued on the LYONs through the occurrence of the event shall automatically become and be immediately due and payable.

   We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the LYONs, or else specifying any default.

Backup Withholding and Information Reporting

   Information reporting will apply to payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the LYONs or shares of common stock with respect to certain noncorporate holders, and backup withholding at a rate of 31% may apply unless the recipient of the payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the Internal Revenue Service.

Modification

   We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the LYONs with the consent of the holders of at least a majority in principal amount at maturity of the LYONs then outstanding. However, without the consent of each holder, no supplemental indenture may:

  . alter the manner of calculation or rate of accrual of original issue discount or interest (including contingent interest) on any LYON or extend the time of payment;

  . make any LYON payable in money or securities other than that stated in the LYON;

  .  change the stated maturity of any LYON;

  . reduce the principal amount at maturity, issue price, redemption price, purchase price, change in control purchase price or any amounts due with respect to any LYON;

  . reduce the amount of principal payable upon acceleration of maturity of the LYON, following a default;

  .  change the place or currency of payment on the LYONs;

  . reduce the percentage of holders of LYONs whose consent is needed to modify or amend the indenture;

  . make any change that adversely affects the right of a holder to convert any LYON;

  . make any change that adversely affects the right to require us to purchase a LYON;

  . impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; and

  . change the provisions in the indenture that relate to modifying or amending the indenture.

   Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

  . to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

  . to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

  . to secure our obligations in respect of the LYONs;

  . to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the LYONs under the Trust Indenture Act as contemplated by the indenture; and

  . to cure any ambiguity or inconsistency in the indenture.

   No supplemental indenture entered into pursuant to the second, third, fourth or fifth bullet of the preceding paragraph may be entered into without the consent of the holders of a majority in principal amount at maturity of the LYONs, however, if the supplemental indenture may materially and adversely affect the interests of the holders of the LYONs.

   The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of the holders of all LYONs waive any existing default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued and unpaid contingent interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver shares of common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

Discharge of the Indenture

   Marriott may satisfy and discharge its obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the LYONs have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture by Marriott.

Calculations in Respect of LYONs

   We will be responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the market prices of the LYONs and of our common stock and amounts of contingent interest payments, if any, payable on the LYONs. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

   If a bankruptcy proceeding is commenced in respect of Marriott, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the LYONs will be effectively subordinated to the indebtedness and other obligations of Marriott's subsidiaries.

Information Concerning the Trustee

   The Bank of New York is the trustee, registrar, paying agent and conversion agent under the indenture. As trustee, the Bank of New York has no obligation to exercise any of its rights or powers under the indenture at the direction of any of the holders of LYONs unless such holders have offered to the trustee security or indemnity satisfactory to it against the liabilities which the trustee may incur.

   The Bank of New York is one of a number of lenders under our $2,000,000,000 in revolving credit facilities with Citibank, N.A. as administrative agent, and various other lenders.

   We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

Governing Law

   The indenture and the LYONs are governed by, and construed in accordance with, the law of the State of New York.

                 DESCRIPTION OF OUR COMMON AND PREFERRED STOCK

Common Stock

   Our common stock (Class A Common Stock, $0.01 par value per share) is traded on the New York Stock Exchange, Chicago Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange under the symbol "MAR" Each holder of our common stock is entitled to ten votes for each share registered in his or her name on our books on all matters submitted to a vote of stockholders. Our common stock does not have cumulative voting rights. As a result, subject to the voting rights of holders of any outstanding preferred stock, if any, in an election of directors the holders of a majority of shares of our common stock will be able to elect 100 percent of the directors to be elected.

Rights Agreement and Series A Junior Preferred Stock

   Each share of our common stock, including those that may be issued upon conversion of the LYONs, carries with it one preferred share purchase right. This type of arrangement is sometimes referred to as a "poison pill." If the rights become exercisable, each right entitles the registered holder to purchase one one-thousandth of a share of our Series A Junior Preferred Stock (subject to adjustment as a result of certain events) at a fixed price. Until a right is exercised, the holder of the right has no right to vote or receive dividends or any other rights as a shareholder as a result of holding the right.

   The rights trade automatically with shares of our common stock, and may only be exercised in connection with certain attempts to take over our company. The rights are designed to protect the interests of our company and our shareholders against coercive takeover tactics. The rights are also designed to encourage potential acquirors to negotiate with our board of directors before attempting a takeover and to increase the ability of our board to negotiate terms of any proposed takeover that benefit our shareholders. The rights may, but are not intended to, deter takeover proposals that may be in the interests of our shareholders.

   If issued, our Series A Junior Preferred Stock would generally not be available to the person or persons who acquired our common stock in certain takeover attempts. Our Series A Junior Preferred Stock would have significant preferential dividend, voting and liquidation rights over our common stock.

   For more information on our common stock, the rights and our Series A Junior Preferred Stock, see our Form 10 Registration Statement dated February 13, 1998 and the Amended and Restated Rights Agreement, dated as of August 9, 1999, between us and The Bank of New York, as Rights Agent, both of which we have filed with the SEC. See "Where You Can Find More Information."

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

   This is a summary of certain United States federal income tax consequences relevant to holders of LYONs. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations.

   The discussion below deals only with LYONs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. Persons considering the purchase of the LYONs should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

   We do not address all of the tax consequences that may be relevant to a U.S. Holder (as defined below). In particular, we do not address:

  . the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs;

  . the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

  . persons who hold the LYONs whose functional currency is not the United
    States dollar;

  . any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

  . any federal, state, local or foreign tax consequences of owning or disposing of the common stock.

   Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the LYONs and the common stock in light of your own circumstances.

   A U.S. Holder is a beneficial owner of the LYONs who or which is:

  . a citizen or individual resident of the United States, as defined in
    Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

  . a corporation, including any entity treated as a corporation for United
    States federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

  . an estate if its income is subject to United States federal income taxation regardless of its source; or

  . a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

   However, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to that date, may also be treated as U.S. Holders. A Non-U.S. Holder is a holder of LYONs other than a U.S. Holder.

   No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and we cannot assure you that the IRS will not take contrary positions. As a result, we cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below.

   We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the LYONs and the common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the LYONs

   It is the opinion of special tax counsel to Marriott, Sidley Austin Brown
& Wood LLP, that the LYONs will be treated as indebtedness for United States federal income tax purposes and that the LYONs will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).


Accrual of Interest on the LYONs

   Under the indenture, we and each holder of the LYONs agree, for United States federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. Under these regulations, U.S. Holders of the LYONs will be required to accrue interest income on the LYONs, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in taxable income in each year in excess of the accruals on the LYONs for non-tax purposes and in excess of any contingent interest payments actually received in that year.

   The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

  (1) the product of (a) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period; and (b) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

  (2) divided by the number of days in the accrual period; and

  (3) multiplied by the number of days during the accrual period that the U.S. Holder held the LYONs.

   A LYON's issue price is the first price at which a substantial amount of the LYONs is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the LYONs.

   Sidley Austin Brown &Wood LLP, special tax counsel to us, has advised us that the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the LYONs. Based in part on that advice, we intend to take the position that the comparable yield for the LYONs is 8.26% compounded semiannually. The specific yield, however, is not entirely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by us. Moreover, the projected payment schedule could differ materially from the projected payment schedule we provided.

   The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature.

   The comparable yield and the schedule of projected payments are set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for this information to: Marriott International, Inc., Marriott Drive, Washington, D.C. 20058.

   For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the LYONs, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

   The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the LYONs for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the LYONs.

   Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the LYONs

   If, during any taxable year, a U.S. Holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of the excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

   If a U.S. Holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the LYONs for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

   If a U.S. Holder purchases LYONs at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the LYONs by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the LYONs pro rata with the accruals of original issue discount at the comparable yield. You should consult your tax advisors regarding these allocations.

Sale, Exchange, Conversion or Redemption

   Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs includes the receipt of stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a LYON, or upon the redemption of a LYON where we elect to pay in common stock, as a contingent payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion or such a redemption will also result in taxable gain or loss to the U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the LYON.

A U.S. Holder's adjusted tax basis in a LYON will generally be equal to the U.S. Holder's original purchase price for the LYON, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments previously made on the LYONs to the U.S. Holder. Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

   A U.S. Holder's tax basis in our common stock received upon a conversion of a LYON or upon a holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

Constructive Dividends

   If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, the increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

   For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

Treatment of Non-U.S. Holders

   Payments of contingent interest made to Non-U.S. Holders will not be exempt from United States federal income or withholding tax and, as a result, Non-U.S. Holders will be subject to withholding on such payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its tax advisors as to whether it can obtain a refund for a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on some other grounds.

   All other payments on the LYONs made to a Non-U.S. Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the LYONs (other than gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that:(1) the Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (2) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;
(3) the payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States and (4) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

   The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYONs certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address.

   If a Non-U.S. Holder of the LYONs is engaged in a trade or business in the United States, and if interest on the LYONS is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale or exchange of the LYONs in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding Tax and Information Reporting

   Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the LYONs) on, and the proceeds of disposition or retirement of, the LYONs may be subject to information reporting and United States federal backup withholding tax at the rate of 31% (which rate is scheduled to be reduced periodically through 2006) if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder's United States federal income tax liability.

Tax Event

   The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs--Optional Conversion to Semiannual Coupon Notes Upon Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

                            SELLING SECURITYHOLDERS

   The LYONs were originally issued by us and sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers" (as defined by Rule 144A under the Securities Act). The selling securityholders (which term includes their transferees, pledgees, donees or successors) may from time to time offer and sell under this prospectus any and all of the LYONs and the shares of common stock issuable upon conversion or redemption of the LYONs.

   Set forth below are the names of each selling securityholder, the principal amount of LYONs that may be offered by each selling securityholder under this prospectus and the number of shares of common stock into which the LYONs are convertible. Unless set forth below, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

   The following table sets forth certain information received by us on or prior to December 7, 2001. However, any or all of the LYONs or common stock listed below may be offered for sale under this prospectus by the selling securityholders from time to time. Accordingly, we cannot estimate the amounts of LYONs or common stock that will be held by the selling securityholders upon consummation of any sales.


                                                           Aggregate                    Number of
                                                        Principal Amount                Shares of
                                                          of LYONs at    Percentage of Common Stock Percentage of
                                                         Maturity that       LYONs     that May be   Common Stock
Name                                                      May be Sold     Outstanding    Sold(1)    Outstanding(2)
-----------------------------------------------------   ---------------- ------------- ------------ --------------
Absolute Return Fund, Ltd.                                      518,200             *        7,010            *
Allstate Insurance Company                                    1,500,000             *       20,293            *
Allstate Life Insurance Company                               3,500,000             *       47,350            *
American Fidelity Assurance Company                             175,000             *        2,367            *
American Companies/Michigan Mutual Insurance Company            350,000             *        4,735            *
Associated Electric & Gas Insurance Services Limited            700,000             *        9,470            *
Bank Austria Cayman Islands, Ltd.                             3,000,000             *       40,586            *
Black Diamond Offshore Ltd.                                     852,000             *       11,526            *
Blue Cross Blue Shield of Florida                             1,000,000             *       13,529            *
CapitalCare, Inc.                                                40,000             *          541            *
CareFirst of Maryland, Inc.                                     225,000             *        3,044            *
City of Birmingham Retirement & Relief System                   900,000             *       12,176            *
Credit Industrial D'Alsace Et De Lorraine                     3,500,000             *       47,350            *
Credit Lyonnais Securities (USA) Inc.                         8,000,000           1.70%    108,228            *
Double Black Diamond Offshore LDC                             3,938,000             *       53,275            *
FreeState Health Plan, Inc.                                      50,000             *          676            *
Gala Offshore Master Fund Ltd.                                7,500,000           1.60%    101,464            *
Genesee County Employees' Retirement System                     350,000             *        4,735            *
GLG Market Neutral Fund                                         500,000             *        6,764            *
Greek Catholic Union                                             60,000             *          812            *
Greek Catholic Union II                                          40,000             *          541            *
Group Hospitalization and Medical Services, Inc.                225,000             *        3,044            *
HealthNow New York, Inc.                                        125,000             *        1,691            *
Highbridge International L.L.C.                              31,000,000           6.60     419,384            *
Jackson County Employees' Retirement System                     175,000             *        2,367            *
KBC Financial Products (Cayman Islands)                       6,000,000           1.28%     81,171            *
Lehman Brothers Inc.                                         56,000,000          11.91%    757,596            *
Lexington (IMA) Limited                                         368,200             *        4,981            *
MLQA Convertible Securities Arbitrage Ltd.                   25,000,000           5.32%    338,213            *
Morgan Stanley & Co.                                         15,000,000           3.19%    202,928            *
Nashville Electric Service                                      150,000             *        2,029            *
Nomura Securities International Inc.                         35,000,000           7.45%    473,498            *
NORCAL Mutual Insurance Company                                 475,000             *        6,426            *
OZ Master Fund, Inc.                                          5,113,600           1.09%     69,179            *
Physicians' Reciprocal Insurers Account #7                    1,250,000             *       16,911            *
R2 Investments, LDC                                          44,000,000           9.36%    595,254            *
RCG Latitude Master Fund                                      2,000,000             *       27,057            *
Royal Bank of Canada                                         19,500,000           4.15%    203,806            *
SCI Endowment Care Common Trust Fund - First Union              110,000             *        1,488            *
SCI Endowment Care Common Trust Fund - Sun Trust                110,000             *        1,488            *
SCI Endowment Care Common Trust Fund - National Fiduciary
Services                                                        280,000             *        3,788            *
Shepherd Investments International, Ltd.                     25,000,000           5.32%    338,213            *
Southdown Pension Plan                                          325,000             *        4,397            *
State of Florida, Office of the Treasurer                     2,750,000             *       37,203            *
TD Securities (USA) Inc.                                     17,000,000           3.62%    229,985            *
Tribeca Investments, L.L.C.                                  13,000,000           2.77%    175,871            *
UBS Warburg LLC                                               8,560,000           1.82%    115,804            *
UBS AG London Branch                                         14,290,000           3.04%    193,322            *
Union Carbide Retirement Account                              2,100,000             *       28,410            *
Worldwide Transactions Ltd.                                     210,000             *        2,841            *
All other holders                                           108,185,000          23.02%  1,463,581            *
                                                           ---------------------------------------
Total                                                       470,000,000         100.00%  6,358,395          2.57%
                                                           =======================================

--------
*  Less than 1%.

1. Assumes conversion of all of the holder's LYONs at a conversion rate of
   13.5285 shares of common stock per $1,000 principal amount at maturity of the LYONs, rounded down to the nearest whole number of shares. However, this conversion rate will be subject to adjustment as described under "Description of LYONs--Conversion Rights." As a result, the amount of common stock issuable upon conversion of the LYONs may increase or decrease in the future.

2. Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 241,018,255 shares of common stock outstanding as of November 2, 2001. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's LYONs but did not assume conversion of any other holder's LYONs.


3. Information about other selling securityholders will be set forth in prospectus supplements or in other documents that we file from time to time with the SEC that are incorporated by reference in this prospectus (see "Where You Can Find More Information" above), if required.

4. Assumes that any other holders of LYONs, or any future transferees, pledgees, donees or successors of or from any such other holders of LYONs, do not beneficially own any common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.

   The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the LYONs and common stock may rest with certain holders of these securities not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements or in other documents that we file from time to time with the SEC that are incorporated by reference in this prospectus (see "Where You Can Find More Information" above).

                              PLAN OF DISTRIBUTION

   We are registering the LYONs and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the LYONs and the shares of common stock covered by this prospectus.

   We will not receive any of the proceeds from the offering of LYONs or the shares of common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the LYONs and shares of common stock beneficially owned by them and offered hereby from time to time:

  . directly; or

  . through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the LYONs and common stock for whom they may act as agent.

   The LYONs and the common stock may be sold from time to time in one or more transactions at:

  . fixed prices, which may be changed;

  . prevailing market prices at the time of sale;

  . varying prices determined at the time of sale; or

  . negotiated prices.

   These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the LYONs or shares of common stock offered by them hereby will be the purchase price of the LYONs or shares of common stock less discounts and commissions, if any.

   The sales described in the preceding paragraph may be effected in transactions:

  . on any national securities exchange or quotation service on which the LYONs and common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the common stock;

  . in the over-the-counter market;

  . in transactions other than on such exchanges or services or in the over-the-counter market; or

  . through the writing of options.

   These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

   In connection with sales of the LYONs and the shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the shares of common stock in the course of hedging their positions.

The selling securityholders may also sell the LYONs and shares of common stock short and deliver LYONs and the shares of common stock to close out short positions, or loan or pledge LYONs and the shares of common stock to broker-dealers that in turn may sell the LYONs and the shares of common stock.

   To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the shares of common stock by the selling securityholders. Selling securityholders may ultimately not sell all, and conceivably may not sell any, of the LYONs and the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the LYONs and the shares of common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus.

   The outstanding shares of common stock are listed for trading on the New York Stock Exchange.

   The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the LYONs or the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

   The LYONs were issued and sold in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. We have agreed to indemnify Merrill Lynch and each selling securityholder, and each selling securityholder has agreed to indemnify us, Merrill Lynch and each other selling securityholder against specified liabilities arising under the Securities Act.

   The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying shares of common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying shares of common stock to engage in market-making activities with respect to the particular LYONs and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the LYONs and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying shares of common stock.

   We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of (1) the second anniversary of the date of effectiveness of the registration statement of which this prospectus is a part and (2) the sale, under the registration statement of which this prospectus is a part, of all the securities registered under the registration statement. Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of LYONs and shares of common stock under the registration statement to which this prospectus relates.

                                 LEGAL MATTERS

   Certain legal matters regarding the LYONs are being passed upon for Marriott by its Law Department. Certain federal income tax matters are being passed on for Marriott by Sidley Austin Brown &Wood, New York, New York, special tax counsel to Marriott.

                         INDEPENDENT PUBLIC ACCOUNTANTS


   The audited financial statements, as revised, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving such reports.

                                  $470,000,000

[LOGO OF MARRIOTT INTERNATIONAL, INC.]

                          Marriott International, Inc.

                               ----------------

                     Liquid Yield Option(TM) Notes due 2021
                            (Zero Coupon -- Senior)
                                      and
                              Class A Common Stock



                   (TM)Trademark of Merrill Lynch & Co., Inc.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following is a statement of the expenses payable by us in connection with the registration of the offering of the securities. All expenses other than the SEC registration fee are estimates. All expenses will be borne by us, except the selling securityholders will pay any applicable broker's commissions and expenses.

   Securities and Exchange Commission registration fee................ $101,491
                                                                       --------
   Printing expenses..................................................   20,000
   Legal fees and expenses............................................   15,000
   Accounting fees and expenses.......................................   10,000
   Miscellaneous expenses.............................................    5,000
   Trustee fees and expenses..........................................   10,000
                                                                       --------
       Total.......................................................... $161,491
                                                                       ========

Item 15. Indemnification of Directors and Officers

   Article Eleventh and Article Sixteenth of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and Section 7.7 of the Company's Restated Bylaws limit the personal liability of directors to the Company or its shareholders for monetary damages for breach of fiduciary duty. These provisions of the Company Certificate and Bylaws are collectively referred to herein as the "Director Liability and Indemnification Provisions."

   The Director Liability and Indemnification Provisions define and clarify the rights of individuals, including Company directors and officers, to indemnification by the Company in the event of personal liability or expenses incurred by them as a result of litigation against them. These provisions are consistent with Section 102(b)(7) of the Delaware General Corporation Law, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations by permitting Delaware corporations to include in their certificates of incorporation a provision limiting or eliminating directors' liability for monetary damages and with other existing Delaware General Corporation Law provisions permitting indemnification of certain individuals, including directors and officers. The limitations of liability in the Director Liability and Indemnification Provisions may not affect claims arising under the federal securities laws.

   In performing their duties, directors of a Delaware corporation are obligated as fiduciaries to exercise their business judgment and act in what they reasonably determine in good faith, after appropriate consideration, to be the best interests of the corporation and its shareholders. Decisions made on that basis are protected by the so-called "business judgment rule." The business judgment rule is designed to protect directors from personal liability to the corporation or its shareholders when business decisions are subsequently challenged. However, the expense of defending lawsuits, the frequency with which unwarranted litigation is brought against directors and the inevitable uncertainties with respect to the outcome of applying the business judgment rule to particular facts and circumstances mean that, as a practical matter, directors and officers of a corporation rely on indemnity from, and insurance procured by, the corporation they serve, as a financial backstop in the event of such expenses or unforeseen liability. The Delaware legislature has recognized that adequate insurance and indemnity provisions are often a condition of an individual's willingness to serve as director of a Delaware corporation. The Delaware General Corporation law has for some time specifically permitted corporations to provide indemnity and procure insurance for its directors and officers.

   This description of the Director Liability and Indemnification Provisions is intended as a summary only and is qualified in its entirety by reference to the Company Certificate and the Company Bylaws, each of which has been filed with the SEC.

Item 16. Exhibits

   The following exhibits are filed herewith or incorporated by reference:


 EXHIBIT
 NUMBER  DESCRIPTION OF EXHIBIT
 ------- ----------------------
  3.1    Third Amended and Restated Certificate of Incorporation of the Company
         (incorporated by reference to Exhibit No. 3 to our Form 10-Q for the fiscal quarter ended June 18, 1999)
  4.1    Amended and Restated Rights Agreement dated as of August 9, 1999 between the Company and The Bank of New York, as Rights Agent
         (incorporated by reference to Exhibit No. 4.1 to our Form 10-Q for the fiscal quarter ended September 10, 1999)
  4.2    Indenture, dated as of May 8, 2001, between the Company and The Bank of New York +
  4.3    Form of Liquid Yield Option Note(TM) due 2021 (Zero Coupon--Senior)
         (included in Exhibit 4.2)
  4.4    Registration Rights Agreement, dated as of May 8, 2001, between the
         Company and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith
         Incorporated +
  5.1    Opinion of the Company's Law Department as to the legality of the securities to be registered +
  8.1    Opinion of Sidley Austin Brown & Wood as to tax matters +
 12.1    Computation of Ratios of Earnings to Fixed Charges (incorporated by reference to Exhibit 12 to our Form 10-Q for the fiscal quarter ended
         September 7, 2001, and to Exhibit 12 to our Form 10-K/A for the fiscal year ended December 29, 2000)
 23.1    Consent of the Company's Law Department (included in Exhibit 5.1)
 23.2    Consent of Sidley Austin Brown & Wood (included in Exhibit 8.1)
 23.3    Consent of Arthur Andersen LLP
 24.1    Power of Attorney +
 25.1    Form of T-1 Statement of Eligibility of the Trustee under the
         Indenture +


+  Previously filed.


Item 17. Undertakings

   The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii) To reflect in the prospectus any facts of events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price present no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, the paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof;

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

  (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

  (5) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939 in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act of 1939;

  (6) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective;

  (7) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (8) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in
       Item 15 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Montgomery, State of Maryland, on December 11, 2001.


                                          Marriott International, Inc.


                                             /s/ J. W. Marriott, Jr.*

                                          By: _________________________________
                                                    J.W. Marriott, Jr.
                                                  Chief Executive Officer




   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ J.W. Marriott, Jr.*          Chairman of the Board,       December 11, 2001
______________________________________  Chief Executive Officer
          J.W. Marriott, Jr.            and Director (Principal
                                        Executive Officer)

       /s/ Arne M. Sorenson*           Executive Vice President     December 11, 2001
______________________________________  and Chief Financial
           Arne M. Sorenson             Officer (Principal
                                        Financial Officer)

      /s/ Linda A. Bartlett*           Vice President and           December 11, 2001
______________________________________  Controller (Principal
          Linda A. Bartlett             Accounting Officer)

     /s/ Gilbert M. Grosvenor*         Director                     December 11, 2001
______________________________________
         Gilbert M. Grosvenor

              Signature                          Title                   Date
              ---------                          -----                   ----

     /s/ Richard E. Marriott*          Director                     December 11, 2001
______________________________________
         Richard E. Marriott

   /s/ Floretta Dukes McKenzie*        Director                     December 11, 2001
______________________________________
       Floretta Dukes McKenzie

       /s/ Harry J. Pearce*            Director                     December 11, 2001
______________________________________
           Harry J. Pearce

       /s/ William J. Shaw*            President, Chief Operating   December 11, 2001
______________________________________  Officer and Director
           William J. Shaw

      /s/ Lawrence M. Small*           Director                     December 11, 2001
______________________________________
          Lawrence M. Small



* By /s/ Joseph Ryan
     ---------------------------------
     Joseph Ryan
     Attorney-in-fact

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER  DESCRIPTION OF EXHIBIT
 ------- ----------------------
  3.1    Third Amended and Restated Certificate of Incorporation of the Company
         (incorporated by reference to Exhibit No. 3 to our Form 10-Q for the fiscal quarter ended June 18, 1999)
  4.1    Amended and Restated Rights Agreement dated as of August 9, 1999 between the Company and The Bank of New York, as Rights Agent
         (incorporated by reference to Exhibit No. 4.1 to our Form 10-Q for the fiscal quarter ended September 10, 1999)
  4.2    Indenture, dated as of May 8, 2001, between the Company and The Bank of New York +
  4.3    Form of Liquid Yield Option Note(TM) due 2021 (Zero Coupon--Senior)
         (included in Exhibit 4.2)
  4.4    Registration Rights Agreement, dated as of May 8, 2001, between the
         Company and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith
         Incorporated +
  5.1    Opinion of the Company's Law Department as to the legality of the securities to be registered +
  8.1    Opinion of Sidley Austin Brown & Wood as to tax matters +
 12.1    Computation of Ratios of Earnings to Fixed Charges (incorporated by reference to Exhibit 12 to our Form 10-Q for the fiscal quarter ended
         September 7, 2001, and to Exhibit 12 to our Form 10-K/A for the fiscal year ended December 29, 2000)
 23.1    Consent of the Company's Law Department (included in Exhibit 5.1)
 23.2    Consent of Sidley Austin Brown & Wood (included in Exhibit 8.1)
 23.3    Consent of Arthur Andersen LLP
 24.1    Power of Attorney +
 25.1    Form of T-1 Statement of Eligibility of the Trustee under the
         Indenture +


+ Previously filed.